UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TPG RE Finance Trust, Inc.

(Name of Issuer)

                        Common Stock, par value $0.001 per share

(Title of Class of Securities)

                               87266M107

 (CUSIP Number)

                          January 12, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87266M107		13G	Page 2 of 10
1	NAME OF REPORTING PERSON TPG GP A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,086,779
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,086,779
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,086,779
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2% (1)
12	TYPE OF REPORTING PERSON OO

(1) Based on a total of 77,047,966 shares of Common Stock (as defined below) outstanding as of October 29, 2021 as reported on the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on November 2, 2021.

CUSIP No. 87266M107		13G	Page 4 of 10
1	NAME OF REPORTING PERSON David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,086,779
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,086,779
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,086,779
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2% (2)
12	TYPE OF REPORTING PERSON IN

(2) Based on a total of 77,047,966 shares of Common Stock outstanding as of October 29, 2021 as reported on the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 2, 2021.

CUSIP No. 87266M107		13G	Page 5 of 10
1	NAME OF REPORTING PERSON James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,186,086
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,186,086
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,186,086
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3% (3)
12	TYPE OF REPORTING PERSON IN

(3) Based on a total of 77,047,966 shares of Common Stock outstanding as of October 29, 2021 as reported on the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 2, 2021.

CUSIP No. 87266M107		13G	Page 5 of 10
1	NAME OF REPORTING PERSON Jon Winkelried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 7,086,779
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 7,086,779
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,086,779
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2% (4)
12	TYPE OF REPORTING PERSON IN

(4) Based on a total of 77,047,966 shares of Common Stock outstanding as of October 29, 2021 as reported on the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on November 2, 2021.

Item 1	(a).	Name of Issuer: TPG RE Finance Trust, Inc. (the “Issuer”)
Item 1	(b).	Address of Issuer’s Principal Executive Offices: 888 Seventh Avenue, 35th Floor New York, New York 10106

Item 2	(a).

Name of Person Filing:

This Amendment No. 4 to Schedule 13G is being filed jointly by TPG GP A, LLC, a Delaware limited liability company (“TPG GP A”), David Bonderman, James G. Coulter and Jon Winkelried (each, a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

TPG GP A is the managing member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the controlling shareholder of TPG GPCo, Inc., a Delaware corporation, which is the (i) sole shareholder of TPG Holdings III-A, Inc., a Cayman corporation, and (ii) sole member of TPG Holdings II-A, LLC, a Delaware limited liability company. TPG Holdings III-A, Inc. is the general partner of TPG Holdings III-A, L.P., a Cayman limited partnership, which is the general partner of TPG Operating Group III, L.P., a Delaware limited partnership (“TOG III”), which (i) directly holds 1,811,251 shares of Common Stock and (ii) is the sole member of TPG DASA Advisors (RE) II, LLC, a Delaware limited liability company, which is the general partner of TPG NJ DASA GenPar C, L.P., a Delaware limited partnership, which is the general partner of TPG/NJ (RE) Partnership, L.P., a Delaware limited partnership (“TPG/NJ RE Partnership”), which directly holds 4,693,916 shares of Common Stock.

TPG Holdings II-A, LLC is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is general partner of TPG Holdings II Sub, L.P., a Delaware limited partnership, which is the sole member of TPG Real Estate Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG RE Finance Trust Management, L.P., a Delaware limited partnership (“TPG RE Finance Trust Management” and together with TOG III and TPG/NJ RE Partnership, the “TPG Funds”), which directly holds 581,612 shares of Common Stock.

Because of TPG GP A’s relationship to the TPG Funds, TPG GP A may be deemed to be the beneficial owner of the shares of Common Stock held by the TPG Funds.

TPG GP A is owned by entities owned by Messrs. Bonderman, Coulter and Winkelried. Because of the relationship of Messrs. Bonderman, Coulter and Winkelried to TPG GP A, each of Messrs. Bonderman, Coulter and Winkelried may be deemed to be the beneficial owners of the shares of Common Stock held by the TPG Funds. Messrs. Bonderman, Coulter and Winkelried disclaim beneficial ownership of such shares of Common Stock held by the TPG Funds except to the extent of their pecuniary interest therein.

Excluding the shares of Common Stock directly held by the TPG Funds, Mr. Coulter holds directly or indirectly 99,307 shares of Common Stock.

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows: c/o TPG Inc. 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102
Item 2	(c).	Citizenship: See responses to Item 4 on each cover page.
Item 2	(d).	Title of Class of Securities: Common Stock, $0.001 par value (“Common Stock”)
Item 2	(e).	CUSIP Number: 87266M107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Item 4.	Ownership

(a) AMOUNT BENEFICIALLY OWNED: See responses to Item 9 on each cover page.

(b) PERCENT OF CLASS:

See responses to Item 11 on each cover page.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 5 on each cover page.

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

See responses to Item 6 on each cover page.

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

 See responses to Item 7 on each cover page.

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

TPG GP A, LLC

By:	/s/ Bradford Berenson
Name: Bradford Berenson
Title: General Counsel

David Bonderman

By:	/s/ Gerald Neugebauer
Name: Gerald Neugebauer, on behalf of David Bonderman (5)

James G. Coulter

By:	/s/ Gerald Neugebauer
Name: Gerald Neugebauer, on behalf of James G. Coulter (6)

Jon Winkelried

By:	/s/ Gerald Neugebauer
Name: Gerald Neugebauer, on behalf of Jon Winkelried (7)

(5) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(6) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

(7) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated October 12, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on October 22, 2020 (SEC File No. 001-39651).

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated herein by reference to the Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022, which was previously filed with the Commission as Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.